Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERCIAN: SVM

SILVERCORP REPORTS Q2 RESULTS: NET INCOME OF $11.1 MILLION, $0.07 PER SHARE

VANCOUVER, British Columbia – November 8, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the second quarter ended September 30, 2017. All amounts are expressed in US Dollars.

SECOND QUARTER HIGHLIGHTS

  Net income attributable to equity shareholders of $11.1 million, or $0.07 per share, compared to net income attributable to equity shareholders of $12.4 million, or $0.07 per share in the prior year quarter;

  Gross margin of 54% compared with 56% in the prior year quarter;

  Sales of $47.5 million, up 3% compared to $46.3 million in the prior year quarter;

  Silver, lead, and zinc metals sold amounted to approximately 1.6 million ounces silver, 16.9 million pounds lead, and 5.6 million pounds zinc, compared to 1.8 million ounces silver, 19.9 million pounds lead, and 5.9 million pounds zinc in the prior year quarter;

  Head grades were 294 grams per tonne (“g/t”) for silver, 4.3% for lead, and 0.8% for zinc at the Ying Mining District, compared to 302 g/t for silver, 4.9% for lead and 1.1% for zinc in the prior year quarter;

  Total and cash mining costs per tonne ore1 of $70.58 and $52.77, respectively, compared to $64.67 and $43.09 in the prior year quarter;

  Cash cost per ounce of silver1 , net of by-product credits, of negative $5.16, compared to negative $3.05 in the prior year quarter;

  All-in sustaining cost per ounce of silver1 , net of by-product credits, of $2.26, compared to $3.15 in the prior year quarter;

  Increased ownership in New Pacific Metals Corp. (“NUAG”) from 16.1% to 31.8% for $20.0 million; and,

  Ended the quarter with $98.6 million in cash and cash equivalents and short-term investments, an increase of $2.2 million or 2% compared to $96.5 million as at March 31, 2017.

FINANCIALS

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2018 was $11.1 million, or $0.07 per share, compared to $12.4 million, or $0.07 per share in Q2 Fiscal 2017.

The Company’s financial results in Q2 Fiscal 2018 were mainly impacted by the following: i) an increase of 48% and 58% in the realized selling prices for lead and zinc, compared to the prior year quarter, ii) a 7%

[1] Non IFRS measure, see section 10 of the corresponding management’s discussion and analysis for reconciliation decrease in the realized selling price for silver, iii) less metals sold; iv) higher per tonne production costs, and iv) a $1.1 million foreign exchange loss recorded in the current quarter.

Sales in Q2 Fiscal 2018 were $47.5 million, up 3% compared to $46.3 million in the same quarter last year. Silver and gold sales represented $22.6 million and $0.9 million, respectively, while base metals represented $24.1 million of total sales, compared to silver, gold and base metals sales of $27.0 million, $1.1 million, and $18.2 million, respectively, in the prior year quarter.

Cost of sales in Q2 Fiscal 2018 was $21.9 million compared to $20.5 million in Q2 Fiscal 2017. The cost of sales included $16.2 million (Q2 Fiscal 2017 - $13.8 million) cash production costs, $1.3 million mineral resources tax (Q2 Fiscal 2017 - $1.0 million), and $4.4 million (Q2 Fiscal 2017 - $5.7 million) depreciation and amortization charges. The increase of cash production costs was mainly due to higher per tonne cash production costs recorded in current quarter while the increase of mineral resources tax was due to higher sales achieved in Q2 Fiscal 2018.

Gross profit margin in Q2 Fiscal 2018 was 54%, compared to 56% in Q2 Fiscal 2017. Ying Mining District’s gross margin was 56% compared to a 61% gross profit margin in the prior year quarter. GC Mine’s profit margin was 40% compared to a 38% gross profit margin in the prior year quarter.

General and administrative expenses in Q2 Fiscal 2018 were $4.5 million, an increase of 8% or $0.4 million, compared to $4.1 million in Q2 Fiscal 2017.

Income tax expenses in Q2 Fiscal 2018 were $5.3 million compared to $5.9 million in Q2 Fiscal 2017. The income tax expense recorded in Q2 Fiscal 2017 included current income tax expense of $4.5 million (Q2 Fiscal 2016 – $4.9 million) and deferred income tax expense of $0.7 million (Q2 Fiscal 2016 – $1.0 million).

Cash flows provided by operating activities in Q2 Fiscal 2018 were $20.7 million, compared to $27.0 million in the prior year quarter. Before changes in non-cash operating working capital, cash flows provided by operating activities in Q2 Fiscal 2018 were $21.7 million, a decrease of $3.2 million or 13%, compared to $24.9 million in the prior year quarter. Free cash flow in Q2 Fiscal 2018 was $14.2 million, compared to $20.6 million in the prior year quarter.

For the six months ended September 30, 2017, net income attributable to the shareholders of the Company was $22.1 million or $0.13 per share, up 23% compared to $17.1 million or $0.10 per share in the same prior year period; sales were $87.2 million, up 7% from $81.6 million in the same prior year period; and cash flow from operating activities and free cash flow were $37.6 million and $23.9 million, respectively, compared to $47.2 million and $33.4 million in the same prior year period.

Working capital as at September 30, 2017 was $77.6 million, an increase of $6.9 million or 10%, compared to $70.7 million working capital as at March 31, 2017.

OPERATIONS AND DEVELOPMENT

In Q2 Fiscal 2018, the Company’s production was affected by power downtime due to power grid upgrading works, government inspections and explosive supply limitations brought in as a public safety measure by local governments in advance of the 19th National Congress of the Communist Party of China (“CPC”), and the typhoon conditions in South China. On a consolidated basis, the Company mined 239,106 tonnes of ore in Q2 Fiscal 2018, a decrease of 6% or 14,780 tonnes compared to 253,886 tonnes in Q2 Fiscal 2017. Ore mined at the Ying Mining District decreased by 3% or 5,900 tonnes, and ore mined at the GC Mine decreased by 12% or 8,880 tonnes.

In Q2 Fiscal 2018, the Company sold approximately 1.6 million ounces of silver, 800 ounces of gold, 16.9 million pounds of lead, and 5.6 million pounds of zinc, compared to 1.8 million ounces of silver, 1,000 ounces of gold, 19.9 million pounds of lead, and 5.9 million pounds of zinc, respectively, in Q2 Fiscal 2017. The decrease of metals sold was mainly due to less production and lower head grade achieved at the Ying Mining District.

In Q2 Fiscal 2018, the consolidated total mining costs and cash mining costs were $70.58 and $52.77 per tonne, compared to $64.67 and $43.09 per tonne, respectively, in Q2 Fiscal 2017. The increase in cash mining costs were mainly due to i) $0.6 million increase in raw material costs mainly arising from the increasing prices in copper and steel related material, such as cable, rail and ground support products, ii) $1.0 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter, and iii) lower production output resulting in higher per tonne overhead costs allocation.

The consolidated total production costs and cash costs per ounce of silver, net of by-product credits, were negative $2.43 and negative $5.16 in Q2 Fiscal 2018 compared to $0.10 and negative $3.05 respectively, in the prior year quarter. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to a 27% increase in by-product credits, mainly arising from 48% and 58% increase in lead and zinc net realized selling prices, offset by 15% and 5% decrease in lead and zinc metals sold. Sales from lead and zinc accounted for 50% of the total sales and amounted to $23.9 million, an increase of $5.7 million, compared to $18.2 million in the prior year quarter.

In Q2 Fiscal 2018, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits, is $2.26 compared to $3.15 in Q2 Fiscal 2017. The decrease was mainly due to an increase of $5.7 million in by-product credits offset by a $0.6 million increase in sustaining capital expenditures and the increase of per tonne cash production costs as discussed above.

For the six months ended September 30, 2017, approximately 3.1 million ounces of silver, 1,700 ounces of gold, 32.8 million pounds of lead, and 10.6 million pounds of zinc were sold compared to 3.5 million ounces of silver, 2,000 ounces of gold, 36.7 million of lead, and 11.1 million pounds of zinc sold in the same prior year period; the consolidated total mining and cash mining costs were $69.39 and $51.57 per tonne, 4% and 14% increase compared to $66.61 and $45.09 per tonne in the same prior year period while the consolidated total milling costs and cash milling costs reduced by 5% and 6% to $12.45 and $10.13, respectively, compared to $13.11 and $10.79 per tonne in the same prior year period; and, the consolidated cash production costs and all-in sustaining costs per ounce of silver, net of by-product credits, were negative $4.51 and $3.44 compared to negative $1.68 and $5.01, respectively, in the same prior year period.

1.	Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Six months ended September 30,
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	2017	2016
Ore Mined (tonne)	173,294	160,408	112,755	171,303	179,194	333,701	352,702
Ore Milled (tonne)	173,946	164,959	108,051	182,259	180,154	338,904	347,901
Head Grades
Silver (gram/tonne)	294	304	298	303	302	299	305
Lead (%)	4.3	4.6	4.8	4.8	4.9	4.4	4.7
Zinc (%)	0.8	0.8	0.8	0.8	1.1	0.8	1.1
Recoveries
Silver (%)	95.6	95.8	96.6	95.1	95.5	95.7	95.6
Lead (%)	96.2	96.3	95.6	96.7	96.3	96.3	96.3
Zinc (%)	50.7	45.8	46.2	47.5	42.9	48.4	45.5
Metal Sales
Silver (in thousands of ounce)	1,472	1,324	1,255	1,555	1,630	2,796	3,120
Gold (in thousands of ounce)	0.8	0.9	0.7	0.7	1.0	1.7	1.9
Lead (in thousands of pound)	15,279	13,765	13,520	17,269	17,768	29,044	32,629
Zinc (in thousands of pound)	2,269	755	1,033	1,210	1,785	3,024	3,605
Cash mining cost ($ per tonne)	59.67	54.78	49.99	55.21	49.13	57.32	50.70
Total mining cost ($ per tonne)	81.20	76.67	53.50	80.53	76.30	79.03	77.44
Cash milling cost ($ per tonne)	8.50	8.07	10.43	9.09	8.85	8.29	9.44
Total milling cost ($ per tonne)	10.45	10.10	13.60	11.03	10.86	10.28	11.53
Cash production cost ($ per tonne)	71.85	66.93	64.34	68.22	61.79	69.47	63.98

Cash cost per ounce of silver ($)	(4.27)	(2.97)	(3.73)	(4.60)	(2.68)	(3.79)	(1.44)
All-in sustaining cost per ounce of silver ($)	1.08	3.66	0.74	1.34	2.33	2.30	3.99

In Q2 Fiscal 2018, the total ore mined at the Ying Mining District was 173,294 tonnes, a decrease of 3%, compared to 179,194 tonnes mined in the prior year quarter. Approximately 2,900 tonnes of ore production was affected by several days of power downtime due to power grid upgrades by State Grid Corporation, and approximately 3,000 tonnes production was affected by government inspections and explosive supply limitation brought in as a safety measure by the local government in advance of the 19th

CPC National Congress. As a further public safety measure during the 19th CPC National Congress in October 2017, mining activities at the Ying Mining District were temporary suspended for five days as requested by the local government, which has impacted ore production by approximately 10,000 tonnes in the third quarter of Fiscal 2018.

Correspondingly, ore milled in Q2 Fiscal 2018 decreased by 3% to 173,946 tonnes from 180,154 tonnes in the prior year quarter. Head grades were 294 grams per ton (“g/t”) for silver, 4.3% for lead, and 0.8% for zinc, compared to 302 g/t for silver, 4.9% for lead and 1.1% for zinc in the prior year quarter. The decrease of head grades is mainly due to the average geological grades of ore mined in the current quarter being lower than the prior year quarter.

In Q2 Fiscal 2018, the Ying Mining District sold approximately 1.5 million ounces silver, 15.3 million pounds lead, and 2.3 million pounds zinc, compared to 1.6 million ounces silver, 17.8 million pounds lead, and 1.8 million pounds of zinc in the prior year quarter. The decrease of metals sold at the Ying Mining District was mainly due to a 3% decrease of ore milled and lower head grades achieved in the current quarter.

Total and cash mining costs per tonne at the Ying Mining District in Q2 Fiscal 2018 were $81.20 and $59.67 per tonne, respectively, compared to $76.30 and $49.13 per tonne in the prior year quarter. The increase in cash mining costs were mainly due to i) $0.6 million increase in raw material costs mainly arising from the increasing prices in copper and steel related material, ii) $0.7 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter, and iii) lower production output resulting in higher per tonne overhead costs allocation. Total and cash milling costs per tonne at the Ying Mining District in Q2 Fiscal 2018 were $10.45 and $8.50, a decrease of 4%, compared to $10.86 and $8.85 in Q2 Fiscal 2017.

Cash cost per ounce of silver, net of by-product credits, in Q2 Fiscal 2018 at the Ying Mining District, was negative $4.27 compared to negative $2.68 in the prior year quarter. The improvement was mainly due to a $4.2 million or 28% increase in by-product credits offset by the 16% increase in the per tonne cash production costs.

All in sustaining costs per ounce of silver, net of by-product credits, in Q2 Fiscal 2018 at the Ying Mining District was $1.08 compared to $2.33 in the prior year quarter. The improvement was mainly due to lower cash costs per ounce of silver as discussed above.

For the six months ended September 30, 2017, a total of 333,701 tonnes of ore were mined and 338,904 tonnes milled at the Ying Mining District, down by 5% and 3%, compared to 352,702 tonnes mined and 347,901 tonnes milled in the same prior year period. Average head grades were 299 g/t for silver, 4.4% for lead, and 0.8% for zinc compared to 305 g/t for silver, 4.7% for lead, and 1.1% for zinc, respectively, in the same prior year period.

During the same time periods, the Ying Mining District sold approximately 2.8 million ounces of silver, 1,700 ounces of gold, 29.0 million pounds of lead, and 3.0 million pounds of zinc, compared to 3.1 million ounces of silver, 1,900 ounces of gold, 32.6 million pounds of lead, and 3.6 million pounds of zinc in prior year period.

For the six months ended September 30, 2017, the cash mining costs at the Ying Mining District was $57.32 per tonne, an increase of 13% compared to $50.70 in the same prior year period. The cash milling costs was $8.29 per tonne, a decrease of 12% compared to $9.44 in the same prior year period.

Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the Ying Mining District, for the six months ended September 30, 2017, were negative $3.79 and $2.30 respectively, compared to negative $1.44 and $3.99 in the same prior year period.

In Q2 Fiscal 2018, approximately 29,834 m or $0.6 million of underground diamond drilling (Fiscal Q2 2017 – 22,188 m or $0.5 million) and 6,390 m or $1.9 million of preparation tunnelling (Fiscal Q2 2017 –5,333 m or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining

District. In addition, approximately 16,958 m or $5.2 million of horizontal tunnel, raises and declines (Q2 Fiscal 2017 – 14,804 m or $4.8 million) were completed and capitalized.

For the six months ended September 30, 2017, approximately 60,898 m or $1.3 million of underground diamond drilling (same prior year period – 35,038 m or $0.9 million) and 11,727 or $3.3 million of preparation tunnelling (same prior year period – 10,169 m or $2.8 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 35,848 m or $10.2 million of horizontal tunnel, raises, and declines (same prior year period – 32,677 m or $9.7 million) were completed and capitalized.

2.	GC Mine, Guangdong Province, China

Operational results - GC Mine	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Six months ended September 30,
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	2017	2016
Ore Mined (tonne)	65,812	64,865	40,224	81,481	74,692	130,677	139,041
Ore Milled (tonne)	63,648	65,944	39,929	81,080	76,100	129,592	139,687
Head Grades
Silver (gram/tonne)	102	98	91	89	96	100	97
Lead (%)	1.4	1.6	1.3	1.4	1.6	1.5	1.5
Zinc (%)	2.8	2.7	2.6	2.8	2.8	2.7	2.9
Recovery Rates
Silver (%)	74.4	81.2	72.8	75.4	76.2	77.8	76.5
Lead (%)	82.8	88.8	82.4	85.5	86.6	86.0	86.7
Zinc (%)	81.6	80.9	74.8	86.5	86.4	81.2	86.1
Metal Sales
Silver (in thousands of ounce)	155	189	53	179	183	344	332
Lead (in thousands of pound)	1,656	2,147	818	2,214	2,163	3,803	4,023
Zinc (in thousands of pound)	3,311	4,244	455	4,478	4,106	7,555	7,513
Cash mining cost ($ per tonne)	34.60	39.20	37.91	31.34	28.61	36.88	30.87
Total mining cost ($ per tonne)	42.62	46.99	45.37	38.90	36.78	44.78	39.15
Cash milling cost ($ per tonne)	14.63	16.73	20.06	13.09	12.94	14.95	14.15
Total milling cost ($ per tonne)	17.90	19.85	24.99	15.50	15.57	18.14	17.05
Cash production cost ($ per tonne)	49.23	55.93	57.97	44.43	41.55	51.83	45.02

Cash cost per ounce of silver ($)	(13.56)	(7.80)	(1.72)	(13.11)	(6.39)	(10.39)	(3.94)
All-in sustaining cost per ounce of silver ($)	(3.77)	(2.48)	14.55	(6.12)	(1.49)	(3.06)	1.32

In Q2 Fiscal 2018, the total ore mined at the GC Mine was 65,812 tonnes, a decrease of 8,880 tonnes or 12%, compared to 74,692 tonnes mined in Q2 Fiscal 2017, while ore milled decreased by 16% to 63,648 tonnes from 76,100 tonnes in the prior year quarter. The decrease was mainly due to the interruption arising from the typhoon that impacted South China during the quarter and the regulatory mine inspection during the normal process to renew the safety production permit at the GC Mine. Head grades were 102 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 96 g/t for silver, 1.6% for lead, and 2.8% for zinc in the prior year quarter.

In Q2 Fiscal 2018, the GC Mine sold 155 thousand ounces of silver, 1.7 million pounds of lead, 3.3 million pounds of zinc, compared to 183 thousand ounces of silver, 2.2 million pounds of lead, and 4.1 million pounds of zinc sold in the prior year quarter. The decrease of metal sold at the GC Mine was mainly due to less ore processed in the current quarter.

Total and cash mining costs per tonne at the GC Mine in Q2 Fiscal 2018 were $42.62 and $34.60 per tonne, compared to $36.78 and $28.61 per tonne in Q2 Fiscal 2017. The increase in cash mining costs was mainly due to a $0.3 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter and less production output resulting in higher per tonne overhead costs allocation.

Total and cash milling costs per tonne at the GC Mine in Q2 Fiscal 2018 were $17.90 and $14.63, compared to $15.57 and $12.94, respectively, in Q2 Fiscal 2017. The increase in milling costs was mainly due to higher per tonne overhead costs allocation resulting from less ore processed.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $13.56 compared to negative $6.39 in the prior year quarter. The decrease was mainly due to $1.1 million or 24% increase in by-product credits resulting from a 60% and 55% increase in net realized lead and zinc selling prices offset by less lead and zinc metals sold at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q2 Fiscal 2018 at the GC Mine was negative $3.77 compared to negative $1.50 in the prior year quarter. The improvement was mainly due to lower cash costs per ounce of silver as discussed above.

For the six months ended September 30, 2017, a total of 130,677 tonnes of ore were mined and 129,592 tonnes were milled at the GC Mine compared to 139,041 tonnes mined and 139,687 tonnes milled in the same prior year period. Average head grades were 100 g/t for silver, 1.5% for lead, and 2.7% for zinc compared to 97 g/t for silver, 1.5% for lead, and 2.9% for zinc, respectively, in the same prior year period.

During the same time periods, the GC Mine sold approximately 344 thousand ounces of silver, 3.8 million pounds of lead, and 7.6 million pounds of zinc, compared to 332 thousand ounces of silver, 4.0 million pounds of lead, and 7.5 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2017, the cash mining costs at the GC Mine was $36.88 per tonne, an increase of 19% compared to $30.87 per tonne in the same prior year period. The increase in cash mining costs was mainly due to a $0.7 million increase in mining preparation as more underground drilling and tunnelling was expensed in the current period and higher per tonne overhead costs allocation resulting from less production output. The cash milling cost was $14.95 per tonne, an increase of 6% compared to $14.15 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the GC Mine, for the six months ended September 30, 2016, were negative $10.39 and negative $3.06 respectively, compared to negative $3.94 and $1.32 in the same prior year period.

In Q2 Fiscal 2018, approximately 5,511 m or $0.2 million of underground diamond drilling (Q2 Fiscal 2017 – 2,245 m or $0.2 million) and 3,940 m or $1.1 million of tunnelling (Q2 Fiscal 2017 – 3,850 m or $1.0 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 105 m or $0.1 million of horizontal tunnel, raises and declines (Q2 Fiscal 2017 – 606 m or $0.2 million) were completed and capitalized.

For the six months ended September 30, 2017, approximately 10,483 m or $0.5 million of underground diamond drilling (same prior year period – 5,554 m or $0.4 million) and 9,232 m or $2.4 million of tunnelling (same prior year period – 7,336 m or $1.9 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 263 m or $0.2 million of horizontal tunnel, raise, and declines (same prior year period – 1,188 m or $0.4 million) were completed and capitalized.

Alex Zhang, P.Geo., is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at September 30,	As at March 31,
	2017	2017
ASSETS
Current Assets
Cash and cash equivalents	$41,369	$73,003
Short-term investments	57,255	23,466
Trade and other receivables	1,314	1,311
Inventories	9,922	8,710
Due from a related party	59	92
Prepaids and deposits	4,610	4,250
	114,529	110,832

Non-current Assets
Long-term prepaids and deposits	907	959
Reclamation deposits	5,242	5,054
Investment in an associate	29,524	8,517
Other investments	6,489	1,207
Plant and equipment	66,313	65,201
Mineral rights and properties	216,826	206,200
TOTAL ASSETS	$439,830	$397,970

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$24,705	$30,374
Deposits received	8,891	6,798
Income tax payable	3,289	2,985
	36,885	40,157

Non-current Liabilities
Deferred income tax liabilities	30,241	27,692
Environmental rehabilitation	12,827	12,186
Total Liabilities	79,953	80,035

Equity
Share capital	232,386	232,155
Share option reserve	13,948	13,325
Reserves	25,409	25,409
Accumulated other comprehensive loss	(37,635)	(50,419)
Retained earnings	63,054	42,651
Total equity attributable to the equity holders of the Company	297,162	263,121

Non-controlling interests	62,715	54,814
Total Equity	359,877	317,935

TOTAL LIABILITIES AND EQUITY	$439,830	$397,970

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016

Sales	$47,541	$46,298	$87,238	$81,569
Cost of sales
Production costs	16,177	13,789	30,286	27,942
Mineral resource taxes	1,317	1,030	2,428	1,441
Depreciation and amortization	4,441	5,720	8,913	10,683
	21,935	20,539	41,627	40,066
Gross profit	25,606	25,759	45,611	41,503

General and administrative	4,473	4,127	9,043	8,512
Government fees and other taxes	690	731	1,531	2,426
Foreign exchange loss (gain)	1,111	(215)	2,726	(92)
Loss (gain) on disposal of plant and equipment	6	(199)	176	65
Gain on disposal of NSR	-	-	(4,320)	-
Share of loss (income) in associate	125	(269)	369	(286)
Impairment of plant and equipment and mineral rights and properties	-	-	-	181
Other income	(126)	(83)	(307)	(123)
Income from operations	19,327	21,667	36,393	30,820

Finance income	650	537	1,224	968
Finance costs	(112)	(260)	(217)	(524)
Income before income taxes	19,865	21,944	37,400	31,264

Income tax expense	5,263	5,938	9,284	8,738
Net income	$14,602	$16,006	$28,116	$22,526

Attributable to:
Equity holders of the Company	$11,145	$12,378	$22,082	$17,052
Non-controlling interests	3,457	3,628	6,034	5,474
	$14,602	$16,006	$28,116	$22,526

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.07	$0.07	$0.13	$0.10
Diluted earnings per share	$0.07	$0.07	$0.13	$0.10
Weighted Average Number of Shares Outstanding - Basic	168,040,068	167,012,454	167,965,537	166,976,159
Weighted Average Number of Shares Outstanding - Diluted	170,017,715	171,540,139	169,990,150	171,043,667

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016
Cash provided by
Operating activities
Net income	$14,602	$16,006	$28,116	$22,526
Add (deduct) items not affecting cash:
Finance costs	112	260	217	524
Depreciation, amortization and depletion	4,741	6,029	9,493	11,349
Share of loss (income) in associate	125	(269)	369	(286)
Gain on disposal of NSR	-	-	(4,320)	-
Impairment of plant and equipment and mineral rights and properties	-	-	-	181
Income tax expense	5,263	5,938	9,284	8,738
Finance income	(650)	(537)	(1,224)	(968)
Loss (gain) on disposal of plant and equipment	6	(199)	176	65
Share-based compensation	283	197	686	440
Income taxes paid	(3,445)	(3,006)	(7,582)	(2,915)
Interest received	650	537	1,224	968
Interest paid	-	(50)	-	(101)
Changes in non-cash operating working capital	(977)	2,134	1,167	6,701
Net cash provided by operating activities	20,710	27,040	37,606	47,222

Investing activities
Mineral rights and properties
Capital expenditures	(5,022)	(5,688)	(10,933)	(10,708)
Plant and equipment
Additions	(1,520)	(739)	(2,731)	(3,123)
Proceeds on disposals	19	15	19	32
Other investments
Proceeds on disposals	-	33	-	33
Reclamation	(15)	-	(19)	(385)
Investment in associate	(20,025)	-	(20,025)	-
Net purchases of short-term investments	(28,063)	(1,995)	(31,767)	(5,976)
Net cash used in investing activities	(54,626)	(8,374)	(65,456)	(20,127)

Financing activities
Non-controlling interests
Distribution	-	(1,460)	(4,891)	(1,460)
Cash dividends distributed	-	-	(1,679)	-
Proceeds from issuance of common shares	165	82	168	297
Net cash provided by (used in) financing activities	165	(1,378)	(6,402)	(1,163)
Effect of exchange rate changes on cash and cash equivalents	820	(406)	2,618	(1,411)

(Decrease) increase in cash and cash equivalents	(32,931)	16,882	(31,634)	24,521
Cash and cash equivalents, beginning of the period	74,300	49,602	73,003	41,963
Cash and cash equivalents, end of the period	$41,369	$66,484	$41,369	$66,484

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended September 30, 2017
		Ying Mining District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	173,294	65,812	239,106
	Ore Milled (tonne)	173,946	63,648	237,594

+	Mining cost per tonne of ore mined ($)	81.20	42.62	70.58
	Cash mining cost per tonne of ore mined ($)	59.67	34.60	52.77
	Non cash mining cost per tonne of ore mined ($)	21.53	8.02	17.81

+	Unit shipping costs($)	3.68	-	2.70

+	Milling cost per tonne of ore milled ($)	10.45	17.90	12.44
	Cash milling cost per tonne of ore milled ($)	8.50	14.63	10.14
	Non cash milling cost per tonne of ore milled ($)	1.95	3.27	2.30

+	Average Production Cost
	Silver ($ per ounce)	5.83	6.16	6.02
	Gold ($ per ounce)	439	-	465
	Lead ($ per pound)	0.43	0.61	0.46
	Zinc ($ per pound)	0.46	0.61	0.47

+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.78)	(8.57)	(2.43)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.27)	(13.56)	(5.16)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.08	(3.77)	2.26
+	All-in cost per ounce of Silver, net of by-product credits ($)	1.31	(3.77)	2.50

	Recovery Rates
	Silver (%)	95.6	74.4	93.2
	Lead (%)	96.2	82.8	94.8
	Zinc (%)	50.7	81.6	67.9

	Head Grades
	Silver (gram/tonne)	294	102	243
	Lead (%)	4.3	1.4	3.5
	Zinc (%)	0.8	2.8	1.3
Concentrate in stock
	Lead concentrate (tonne)	4,070	32	4,102
	Zinc concentate (tonne)	230	82	312

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,472	155	1,627
	Gold (in thousands of ounces)	0.8	-	0.8
	Lead (in thousands of pounds)	15,279	1,656	16,935
	Zinc (in thousands of pounds)	2,269	3,311	5,580

Metal Sales
	Silver (in thousands of $)	20,928	1,668	22,596
	Gold (in thousands of $)	857	-	857
	Lead (in thousands of $)	16,036	1,769	17,805
	Zinc (in thousands of $)	2,528	3,558	6,086
	Other (in thousands of $)	187	10	197
		40,536	7,005	47,541
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.22	10.76	13.89
	Gold ($ per ounce)	1,071	-	1,071
	Lead ($ per pound)	1.05	1.07	1.05
	Zinc ($ per pound)	1.11	1.07	1.09

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.2% from lead concentrates and 20.2% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended September 30, 2016
		Ying Mining District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	179,194	74,692	253,886
	Ore Milled (tonne)	180,154	76,100	256,254

+	Mining cost per tonne of ore mined ($)	76.30	36.78	64.67
	Cash mining cost per tonne of ore mined ($)	49.13	28.61	43.09
	Non cash mining cost per tonne of ore mined ($)	27.17	8.17	21.58

+	Unit shipping costs($)	3.81	-	2.68

+	Milling cost per tonne of ore milled ($)	10.86	15.57	12.26
	Cash milling cost per tonne of ore milled ($)	8.85	12.94	10.07
	Non cash milling cost per tonne of ore milled ($)	2.01	2.63	2.19

+	Average Production Cost
	Silver ($ per ounce)	5.96	6.95	6.27
	Gold ($ per ounce)	424	-	458
	Lead ($ per pound)	0.28	0.42	0.30
	Zinc ($ per pound)	0.28	0.43	0.29
	Other ($ per pound)	-	-	-

+	Total production cost per ounce of Silver, net of by-product credits ($)	0.33	(1.97)	0.10
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(2.68)	(6.39)	(3.05)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.33	(1.50)	3.15
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.82	(1.26)	3.62

	Recovery Rates
	Silver (%)	95.5	76.2	93.2
	Lead (%)	96.3	86.6	95.1
	Zinc (%)	42.9	86.4	65.8

	Head Grades
	Silver (gram/tonne)	302	96	241
	Lead (%)	4.9	1.6	3.9
	Zinc (%)	1.1	2.8	1.6

Concentrate in stock
	Lead concentrate (tonne)	3,880	101	3,981
	Zinc concentate (tonne)	280	127	407

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,630	183	1,813
	Gold (in thousands of ounces)	1.0	-	1.0
	Lead (in thousands of pounds)	17,768	2,163	19,931
	Zinc (in thousands of pounds)	1,785	4,106	5,891
	Other (in thousands of pound)	-	365	365

Metal Sales
	Silver (in thousands of $)	24,923	2,051	26,974
	Gold (in thousands of $)	1,087	-	1,087
	Lead (in thousands of $)	12,684	1,459	14,143
	Zinc (in thousands of $)	1,260	2,833	4,093
	Other (in thousands of $)	-	1	1
		39,954	6,344	46,298
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	15.29	11.21	14.88
	Gold ($ per ounce)	1,087	-	1,087
	Lead ($ per pound)	0.71	0.67	0.71
	Zinc ($ per pound)	0.71	0.69	0.69

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.9% from lead concentrates and 20.3% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Six months ended Septemer 30, 2017
		Ying Mining District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	333,701	130,677	464,378
	Ore Milled (tonne)	338,904	129,592	468,496

+	Mining cost per tonne of ore mined ($)	79.03	44.78	69.39
	Cash mining cost per tonne of ore mined ($)	57.32	36.88	51.57
	Non cash mining cost per tonne of ore mined ($)	21.71	7.90	17.82

+	Unit shipping costs($)	3.86	-	2.78

+	Milling cost per tonne of ore milled ($)	10.28	18.14	12.45
	Cash milling cost per tonne of ore milled ($)	8.29	14.95	10.13
	Non cash milling cost per tonne of ore milled ($)	1.99	3.19	2.32

+	Average Production Cost
	Silver ($ per ounce)	5.78	6.63	6.12
	Gold ($ per ounce)	441	-	480
	Lead ($ per pound)	0.39	0.59	0.43
	Zinc ($ per pound)	0.45	0.62	0.46
	Other ($ per pound)	0.38	0.01	0.02

+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.18)	(5.69)	(1.68)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(3.79)	(10.39)	(4.51)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.30	(3.06)	3.44
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.56	(1.42)	3.86

	Recovery Rates
	Silver (%)	95.7	77.8	93.6
	Lead (%)	96.3	86.0	95.1
	Zinc (%)	48.4	81.2	67.0

	Head Grades
	Silver (gram/tonne)	299	100	244
	Lead (%)	4.4	1.5	3.6
	Zinc (%)	0.8	2.7	1.3

Concentrate in stock
	Lead concentrate (tonne)	4,070	32	4,102
	Zinc concentate (tonne)	230	82	312

Sales Data
Metal Sales
	Silver (in thousands of ounces)	2,796	344	3,140
	Gold (in thousands of ounces)	1.7	-	1.7
	Lead (in thousands of pounds)	29,044	3,803	32,847
	Zinc (in thousands of pounds)	3,024	7,555	10,579
	Other (in thousands of pounds)	430	12,136	12,566

Metal Sales
	Silver (in thousands of $)	39,132	3,647	42,779
	Gold (in thousands of $)	1,816	-	1,816
	Lead (in thousands of $)	27,683	3,570	31,253
	Zinc (in thousands of $)	3,267	7,500	10,767
	Other (in thousands of $)	395	228	623
		72,293	14,945	87,238
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.00	10.60	13.62
	Gold ($ per ounce)	1,068	-	1,068
	Lead ($ per pound)	0.95	0.94	0.95
	Zinc ($ per pound)	1.08	0.99	1.02

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.4% from lead concentrates and 20.5% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Six months ended September 30, 2016
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	352,702	139,041	491,743
	Ore Milled (tonne)	347,901	139,687	487,588

+	Mining cost per tonne of ore mined ($)	77.44	39.15	66.61
	Cash mining cost per tonne of ore mined ($)	50.70	30.87	45.09
	Non cash mining cost per tonne of ore mined ($)	26.74	8.28	21.52

+	Unit shipping costs($)	3.84	-	2.75

+	Milling cost per t onne of ore milled ($)	11.53	17.05	13.11
	Cash milling cost per tonne of ore milled ($)	9.44	14.15	10.79
	Non cash milling cost per tonne of ore milled ($)	2.09	2.90	2.32

+	Average Production Cost
	Silver ($ per ounce)	6.29	7.51	6.63
	Gold ($ per ounce)	457	-	493
	Lead ($ per pound)	0.30	0.45	0.32
	Zinc ($ per pound)	0.28	0.45	0.30
	Other ($ per pound)	-	0.01	0.01

+	Total production cost per ounce of Silver, net of by-product credits ($)	1.49	0.68	1.41
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(1.44)	(3.94)	(1.68)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.99	1.32	5.01
+	All-in cost per ounce of Silver, net of by-product credits ($)	4.97	1.60	5.93

	Recovery Rates
	Silver (%)	95.6	76.5	93.4
	Lead (%)	96.3	86.7	95.2
	Zinc (%)	45.5	86.1	66.6

	Head Grades
	Silver (gram/tonne)	305	97	245
	Lead (%)	4.7	1.5	3.8
	Zinc (%)	1.1	2.9	1.6

Concentrate in stock
	Lead concentrate (tonne)	3,880	101	3,981
	Zinc concentate (tonne)	280	127	407

Sales Data
Metal Sales
	Silver (in thousands of ounces)	3,120	332	3,452
	Gold (in thousands of ounces)	1.9	-	1.9
	Lead (in thousands of pounds)	32,629	4,023	36,652
	Zinc (in thousands of pounds)	3,605	7,513	11,118
	Other (in thousands of pound)	-	8,551	8,551
Metal Sales
	Silver (in thousands of $)	44,289	3,522	47,811
	Gold (in thousands of $)	1,959	-	1,959
	Lead (in thousands of $)	22,065	2,571	24,636
	Zinc (in thousands of $)	2,313	4,739	7,052
	Other (in thousands of $)	-	111	111
		70,626	10,943	81,569
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.20	10.61	13.85
	Gold ($ per ounce)	1,031	-	1,031
	Lead ($ per pound)	0.68	0.64	0.67
	Zinc ($ per pound)	0.64	0.63	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.8% from lead concentrates and 20.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.